UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2019

To The Stars Academy of Arts and Science Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-0601064
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

315 S. Coast Hwy 101, Suite U38 Encinitas, California 92024
(Full mailing address of principal executive offices)

(760) 266-5313
(Issuer’s telephone number, including area code)

In this semi-annual report, the term “TTS AAS” or “the company” or “us” or “we” refers to To The Stars Academy of Arts and Science Inc. and its consolidated subsidiaries, including To The Stars, Inc. (“TTS”).

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2019 (“Interim 2019”) and the six-month period ended June 30, 2018 (“Interim 2018”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this report are those of TTS AAS and represent our entire operation. The financial statements included in this filing as of and for the six months ended June 30, 2019 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

The company is a public benefit corporation that was established in 2017 as a revolutionary collaboration between academia, industry and pop culture to advance society’s understanding of scientific phenomena and its technological implications.

Our mission is to be a vehicle for change by inspiring a newfound appreciation and understanding of the profound, yet unresolved, mysteries of the universe that can have a positive impact on humanity. We are working to achieve our mission via an entertainment, science and aerospace consortium that inspires and collaborates with global citizens to investigate the outer edges of science and unconventional thinking in order to push human knowledge and capability forward.

Results of Operation

The company is currently organized as three separate divisions: the Entertainment Division, To The Stars, Inc. (TTS), the Aerospace Division, and the Science Division. Our public benefit purpose is a unifying factor across our divisions. Currently only one of our divisions, TTS, receives revenue. Revenue is derived from the creation and licensing of original content across a variety of media platforms including music, books, movies and television. TTS also manufactures brand-related novelty merchandise, primarily sold direct to consumer within its own ecommerce and retail channels. Revenues increased to $459,687 for Interim 2019 from $369,510 for Interim 2018, or 24%. Revenues increased primarily as the result of product mix, increase in merchandise sales, a new licensing arrangement with A+E, and releases of new merchandise, music and novels in the 2019 period as compared to the same period a year ago.

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the criteria for capitalization and royalties. Cost of revenues for decreased in Interim 2019 to $190,815 as compared to $235,908 for Interim 2018, a 19% decrease. Lower cost of revenues for Interim 2019 as compared to Interim 2018 was the result of improvement in cost of inventory purchases, higher author royalties in 2018, lower book production in 2019, and lower shipping costs in 2019.

As a result of the foregoing, gross profit increased 101% to $268,872 in Interim 2019 from $133,602 for Interim 2018. Accordingly, our gross margins increased to 58.5% in Interim 2019 from 36.2% in Interim 2018.

The company’s operating expenses consist of general and administrative expenses (general corporate expenditures consisting of rent and facility costs, accounting, legal fees, and insurance expenses), sales and marketing expenses, stock-based compensation expense, and depreciation and amortization. Operating expenses for Interim 2019 amounted to $5,363,348, which was a 7% decrease compared to $5,737,040 for Interim 2018. The primary components of this decrease were the following:

•	General and administrative expenses decreased to $235,416 for Interim 2019 from $246,334 for Interim 2018, a 4% decrease due to lower administrative salary expenses during the 2019 period.

•	Sales and marketing expenses decreased 32% to $405,692 for Interim 2019 from $594,628 for Interim 2018 due to layoffs and temporary salary reductions during Interim 2019.

•	Stock-based compensation expense decreased 3% to $4,639,009 for Interim 2019 from $4,791,042 for Interim 2018 due to a reduction of the number of vested and non-vested shares of Common Stock subject to options due to the resignation of a stockholder in August 2018 and the due to the restructuring that occurred in April 2019 (see Note 7 of the financials). The decrease was partially offset by the increase due to the issuance of option shares granted to employees, directors, consultants, and independent advisors.

•	A decrease in depreciation and amortization expense to $83,231 for Interim 2019 from $105,036 for Interim 2018, a 21% decrease as our amortization method amortizes certain media assets at a faster rate earlier in their ownership and the majority of our assets have been held over a year.

The company incurred interest expense of $42,022 for Interim 2019 and $46,839 for Interim 2018. The 10% decrease is due to lower costs associated with short-term loan advances utilized during Interim 2019.

The company’s provision for income taxes was $1,600 for Interim 2019 and $3,200 for Interim 2018.

As a result of the foregoing factors, the company’s net loss from operations decreased 9% to $5,138,098 for Interim 2019 compared to a net loss of $5,653,478 for Interim 2018.

Liquidity and Capital Resources

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have an accumulated deficit at June 30, 2019 of $47,577,116. We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our obligations. Thus, until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

At June 30, 2019, the company had cash of $46,838.

Long-Term Debt Instruments

During the year ended December 31, 2017, the company received advances of monies totaling $511,414 (the “Advances”) from Our Two Dogs, Inc. (“OTD”), an entity owned by Tom DeLonge, for operational expenses and working capital needs. The Advances did not bear interest and were due on demand. During 2017, at Mr. DeLonge’s election, $463,414 of the Advances were treated as contributed capital and reclassified to additional paid-in-capital. During Interim 2019, additional $21,739 was advanced to the company under the same terms. On March 31, 2019, the company and Mr. DeLonge entered into a loan agreement (the “Loan”) whereby Mr. DeLonge agreed to lend additional $30,215 to the company, in addition to the $69,785 in Advances then owed, for a total Loan amount of $100,000; as well as to memorialize the terms of conditions of the Loan, including repayment. The Loan bears interest at 6% per annum beginning March 31, 2019 and full repayment of the principal and any accrued interest owed under the Loan is required by December 31, 2020. As of June 30, 2019 and December 31, 2018 amounts owing under this arrangement were $91,524 and $69,785, respectively.

In April 2016, the company and OTD entered into a note agreement (the “Note”) for $300,000 of funds loaned by OTD to the company during the 2016 year. In August 2017, the Note was amended to increase the loan amount to a total of $600,000, with OTD providing the additional $300,000 of funds to the company over the course of the 2017 year. The Note, as amended during April 2018, bears interest at 6% per annum and requires repayment of the principal balance and any accrued interest thereon by December 31, 2019 (the “Maturity Date”). In addition, the holder has the option to require the Note to be repaid prior to the Maturity Date in an amount equal to 10% of the net proceeds from any third party debt or equity financing. On March 31, 2019, the company and OTD entered into a debt forgiveness agreement (“Debt Forgiveness”) whereby OTD has forgiven the entire principal balance of $600,000 owing under the Note in addition to all of the related accrued interest then owing of $79,123. This has resulted in a total amount of $679,123 of monies owed to OTD as of March 31, 2019 being forgiven, treated as contributed capital and reclassified to additional paid-in-capital as of that date. As the result of this Debt Forgiveness, as of December 31, 2018, the company has reflected all amounts owing under the Note, consisting of $600,000 in principal and $79,123 of accrued interest, as long-term liabilities in Amounts Due Related Party on the accompanying consolidated financial statements, and as of June 30, 2019, there was $0 due and outstanding on the Note.

Line of Credit

During August 2018, the company entered into a revolving line of credit agreement (“Line of Credit”) with Mr. DeLonge, evidenced by a secured promissory note (“2018 Note”) from the company to Mr. DeLonge, maturing on December 31, 2019. The Line of Credit allows the company to borrow funds up to a total amount of $495,000 on a revolving basis and bears interest at 8.58% per annum. The 2018 Note requires minimum monthly payments of principal and interest and is secured by certain intellectual property rights associated with brand assets owned or controlled by the company or TTS. The company plans to utilize this Line of Credit as a source of additional operating funds for working capital needs and plans to continue to do so during 2019. As of June 30, 2019 and December 31, 2019, the amount owed under the Line of Credit (including interest) was $505,811 and $339,239, respectively.

Licensing Agreement

On April 26, 2017, the company entered into a licensing agreement with Thomas DeLonge and Mr. DeLonge’s affiliated entities Mr. Handsome, LLC and Good in Bed Music, ASCAP (the “DeLonge Parties”), memorializing a verbal license the DeLonge Parties had with the company and its subsidiaries since 2011 for the use of certain intellectual property rights, in particular Mr. DeLonge’s legal and professional name and likeness, trademarks and copyrights (including master recordings) relating to Mr. DeLonge and the musical band professionally known as Angels and Airwaves (the “Licensing Agreement”).  Under the terms of this Licensing Agreement, the company is obligated to pay the DeLonge Entities a royalty on gross sales ranging from 0.5% – 15% depending on the product category, with a minimum royalty guarantee of $100,000 each calendar year.  Royalties of $50,000 were due the DeLonge Entities under this Licensing Agreement for Interim 2019 and Interim 2018, and were recorded by the company as a cost of revenues. As of June 30, 2019 and December 31, 2018 royalties due under the Licensing Agreement were $250,000 and $200,000, respectively.

Collectively, monies due to Mr. DeLonge under related party transactions totaled $847,335 and $1,288,148 as of June 30, 2019 and December 31, 2018, respectively.

Other Debt Instruments

During Interim 2019, the company obtained several short-term merchant loans that totaled $247,261 with several lenders to be used to fund operations. These loans included origination fees totaling $10,170, ranging from 5.0% to 10.0%, of the amounts advanced. These loans are secured by expected future sales transactions of the company. During Interim 2019, the company made payments of the origination fees and loan principal totaling $165,930. At June 30, 2019 and December 31, 2018, the amounts owed under these arrangements were $168,935 and $87,604, respectively. These loans contain various financial and non-financial covenants. As of June 30, 2019 and December 31, 2018, the company was in compliance with these covenants.

On June 18, 2019 the company borrowed $91,300 from PayPal pursuant to a Business Loan Agreement. The total interest charge for the life of this loan is $6,300. Mr. DeLonge provided a personal guarantee for this loan. The premium and interest on this loan must be repaid on a weekly basis over a period of 52 weeks, with a weekly payment of $1,877. The amount outstanding under this loan as of June 30, 2019 was $89,656.

On July 12, 2019 the company borrowed $100,000 from Copper Canyon Sales pursuant to a Secured Promissory Note Agreement. The total interest charge for the life of this loan is $15,000. Mr. DeLonge provided a personal guarantee for this loan. The premium and interest on this loan must be repaid on a weekly basis over a period of 52 weeks, with a weekly payment of $2,212.

In July 2019, the company commenced a second Regulation A Offering to raise additional capital to fund ongoing operations. The company can sell up to $30,000,000 of shares of Class A Common Stock under that offering.

Currently, the company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the company, further capital needs are identified and the company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended
	June 30,
	2019	2018
Net cash (used in) provided by:
Operating activities	$(285,332)	$(970,867)
Investing activities	$(17,610)	$(12,007)
Financing activities	$242,739	$1,042,064

Operating Activities

Cash used in operating activities was $285,332 for Interim 2019, as compared to cash used in operating activities of $970,867 for Interim 2018. The decrease in cash used in operating activities was primarily due to a reduced operating costs related to payroll and marketing in Interim 2019.

Investing Activities

Cash used in investing activities was $17,610 for Interim 2019 and $12,007 for Interim 2018.

Financing Activities

Cash provided by financing activities decreased to $242,739 for Interim 2019 from $1,042,064 for Interim 2018. The decrease in cash provided by financing activities was primarily due to prior year proceeds received from the issuance of shares pursuant to the company’s 2018 Regulation A Offering.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Trend Information

Management Update

In 2018, the first full year of the company’s operations, we focused on infrastructure and personnel while pursuing significant research and development projects related to the company’s mission. We have continued to grow our business and have been able to achieve the following during Interim 2019:

•	Began the process of creating actionable plans to progress on some of its near-term goals, namely Beamed Energy Propulsion Launch System (“BELS”) and Space-Time Metric Engineering (“STME”).
•	Continued to strengthen relationships and strategic discussions with potential U.S. government clientele and partners
•	Continued mainstream press efforts surrounding credible eye witness accounts of unidentified aerial phenomena, including active fighter pilots going on record for the New York Times.
•	Our effort to educate the U.S. government and policymakers on the Hill allowed for the first official Department of Defense policy for reporting unidentified aerial phenomena to be drafted within the Navy, with the Navy acknowledging the need for pilots to report unidentified aircraft.
•	Our company, its mission and research achieved high awareness, visibility and reach with the U.S. broadcast of History’s docuseries Unidentified: Inside America’s UFO Investigation featuring key TTSA cast members, which had over a million viewers per episode.
•	The acquisition of metamaterials for the A.D.A.M. (Acquisition & Data Analysis of Materials) Research Project with the goal of expanding the scope of scientific evaluations to determine function and possible applications with partners.
•	Our publishing department released exclusive, advanced limited editions of Sekret Machines Vol. 2: Man of the Gods, Man and War Series, as well as the advanced collector’s edition of Cathedrals of Glass: Valkrys Wakes.
•	With the announcement of a new Angles & Airwaves song and tour, an entire new line of Angels & Airwaves soft goods and accessories were released to our website.
•	The To The Stars ecommerce store had an increase of 7% gross sales.
•	The Strange Times TV series began development at TBS.
•	The animated short film Who Here Knows Who Took My Clothes was released on Mashable.com to promote the children’s book of the same title.
•	We conducted a successful restructuring of the company’s capitalization table and were able to secure debt forgiveness of a portion of our debt obligations.

During Interim 2019, the company released the following new products and services:

•	The VAULT database (formerly the Community of Interest), an artificial intelligence-empowered database to be housed in SCOUT (Signature Collection of Unidentified Aerial Phenomenon Tracker), which is the company’s initiative to build the world’s most comprehensive intelligence tool for collecting, analyzing, and reporting unidentified aerial phenomena. Development and commercialization strategies have been created and discussions with potential partners are ongoing.
•	SCOUT, which is the company’s interactive public mobile application that will facilitate real-time uploads, downloads, alerting, and analysis for contribution to The VAULT. The company has acquired an existing mobile app for the interactive-module and has completed iOS development and is working on the Android version, both estimated to be released in late Fall 2019.
•	We Don’t Need to Whisper. Original full-length album on two special edition colored vinyl records was released in April 2019.
•	I-Empire. Original full-length album on two special edition colored vinyl records was released in April 2019.
•	A+E’s History Channel, ‘Unidentified: Inside America’s UFO Investigation’ six-part docuseries premiered on May 31, 2019. The company allowed its personnel to be key cast members in the series.
•	Angels & Airwaves released their new single ‘Rebel Girl’ and announced their first tour in seven years for Fall 2019 on April 30, 2019. In response, the Entertainment Division expended its Angels & Airwaves merchandise offering due to the increase in visibility and traffic from band activity.
•	The company entered into a collaborative marketing agreement with TruClear Global to cooperate on joint development projects as well as to provide advanced technology solutions to U.S. government clientele.

Projects Planned

We plan to continue to pursue the above listed projects and initiatives. Assuming that the maximum amount of financing sought in our current Regulation A offering is raised, over the next 12 months the company intends to:

•	Continue pre-production planning for the feature film ‘Monsters of California.’ This includes development plans for expanding the intellectual property into additional media formats and merchandise.
•	Continue with the plans to publish ‘Sekret Machines’ Non-Fiction Series, Book 2: Man on Oct 29th 2019. This book is the stunning continuation of an intensive study of UFO phenomena in which the hard science, technology, and the human mind are explored as they relate to our world.
•	Invest in expanding the To The Stars entertainment merchandise brand.
•	Leverage our exposure from the TV docu-series, working title Unidentified: Inside America’s UFO Investigation, to further our educational efforts about unidentified aerial phenomenon on a global scale.
•	Invest in content communications to educate the public about TTSA’s products and mission.
•	Launch UNIDENTIFIED apparel on our ecommerce site through a merchandise licensing agreement with A+E Networks.
•	Launch the SCOUT mobile application to expand the reach and collection of data for The VAULT.
•	Continue our effort to educate and influence policy at all levels of the Department of Defense and U.S. government in order to further research studies of unidentified aerial phenomenon.
•	Complete the evaluation stage and begin the development phase on the BELS and STME projects.
•	Expand the scope of our efforts to collect and analyze materials under the A.D.A.M. Research Project that could lead to discoveries and commercial applications.
•	Focus on potential business development opportunities and seek out commercially viable products that take advantage of our extensive in-house relationships and expertise that could lead to revenue growth in every division of the business.

We would need to seek more funds to complete these projects after 12 months.

The company is currently evaluating different funding mechanisms, including additional corporate structuring, to allow the Entertainment, Science and Aerospace Divisions to accelerate progress, scale and expand, including institutional monies, foundations, private equity and angel investment.

Item 2. Other Information

In July 2019 the company entered into an Asset Purchase Agreement with Mr. DeLonge to purchase a set of metamaterials. The purchase price was $35,000. The Asset Purchase Agreement is attached as Exhibit 6.22 to this report.

In August 2019 the company entered into a 12-month, automatically renewable, Consulting Agreement with Vivaris Capital, LLC. Christopher Mizer, who is on the Board of Directors of the company, is a co-founder of Vivaris Capital, LLC. Under this Consulting Agreement, the company is required to pay a monthly fee of $10,000 and reimburse Vivaris Capital for reasonable expenses. The Consulting Agreement is attached as Exhibit 6.23 to this report.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the company’s Annual Report for the year ended December 31, 2018 filed with its Form 1-K. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for Interim 2019 are not necessarily indicative of the results that can be expected for the year ending December 31, 2019.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2019	December 31, 2018
Assets
Current assets
Cash	$46,838	$107,041
Accounts receivable, net	12,979	41,204
Inventory	137,154	120,148
Deferred offering costs	14,975	-
Prepaid author royalties	55,634	52,628
Other current assets	5,389	12,185
Total Current Assets	272,969	333,206

Prepaid author royalties, net of current portion	112,954	105,892
Property and equipment, net	220,098	259,124
Media assets, net	163,001	199,665
Other Assets	7,500	7,500
Total assets	$776,522	$905,387

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
Accounts payable	$295,731	$189,109
Revolving line of credit due related party	492,574	335,000
Amounts due related party	263,237	204,240
Accrued liabilities	77,908	72,021
Short-term loans and advances	168,935	87,604
Capital lease obligations	-	11,056
Total current liabilities	1,298,385	899,030

Noncurrent liabilities
Amounts due related party	91,524	148,908
Related party notes payable	-	600,000
Total liabilities	1,389,909	1,647,938

Commitments and contingencies (Note 5)

Stockholders' Equity (Deficit):
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of June 30, 2019 and December 31, 2018	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 12,570,676 and 70,544.879 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	1,257	7,054
Class B common stock, par value $0.0001; 9,000 shares authorized; 5,400 shares issued and outstanding as of June 30, 2019 and December 31, 2018	1	1
Additional paid-in capital	46,962,471	41,689,412
Accumulated deficit	(47,577,116)	(42,439,018)
Total Stockholders' Equity (Deficit)	(613,387)	(742,551)
Total Liabilities & Stockholders' Equity (Deficit)	$776,522	$905,387

The accompanying notes are an integral part of these consolidated financial statements.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended
	June 30,
	2019	2018

Revenues	$459,687	$369,510

Cost of revenues	190,815	235,908

Gross profit	268,872	133,602

Operating expenses:
General and administrative	235,416	246,334
Sales and marketing	405,692	594,628
Stock-based compensation	4,639,009	4,791,042
Depreciation and amortization	83,231	105,036
Total operating expenses	5,363,348	5,737,040

Operating loss	(5,094,476)	(5,603,438)

Other expenses:
Interest expense	42,022	46,839
Other income	-	-
Total other expenses	42,022	46,839

Loss before provision for income taxes	(5,136,498)	(5,650,277)

Provision for income taxes	1,600	3,200

Net loss	$(5,138,098)	$(5,653,477)

Net loss per share: basic and diluted	$(0.11)	$(0.08)
Weighted average number of shares outstanding: basic and diluted	45,651,458	69,196,960

The accompanying notes are an integral part of these consolidated financial statements.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,138,098)	$(5,653,477)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	39,026	39,246
Amortization	44,206	65,790
Stock-based compensation	4,639,010	4,791,042
Changes in operating assets and liabilities:
Accounts receivable, net	28,225	45,556
Inventory	(17,006)	13,084
Other current assets	6,796	(39,236)
Accounts payable	106,622	(227,682)
Accrued liabilities	5,887	(5,190)
Net cash used in operating activities	(285,332)	(970,867)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	(1,984)
Purchase of media assets	(7,542)	(10,023)
Other, net	(10,068)	-
Net cash used in investing activities	(17,610)	(12,007)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from Related Party	80,735	-
Proceeds from short-term loans & advances, net	81,331	24,464
Principal payments on capital leases	(11,056)	(14,074)
Proceeds from related line of credit advances	157,575	80,841
Related Party notes payable	(0)	-
Reg A Capital Raise - shares issued	-	1,026,494
Reg A Capital Raise - deferred offering costs	(65,846)	(75,661)
Net cash provided by financing activities	242,739	1,042,064

Increase (decrease) in cash and cash equivalents	(60,203)	59,190
Cash and cash equivalents, beginning of year	107,041	70,344
Cash and cash equivalents, end of year	$46,838	$129,534

Supplemental disclosures of cash flow information:
Cash paid for interest	$24,022	$28,839
Cash paid for income taxes	$3,200	$3,200

Non cash investing and financing activities:
Reclass of related party note payable and accrued interest to contributed capital	679,123	$-

The accompanying notes are an integral part of these consolidated financial statements.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018

(UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

To the Stars Academy of Arts and Science Inc. (which may be referred to as “TTS Academy”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as a Delaware public benefit corporation. TTS Academy has created a science, aerospace and entertainment consortium that collaborates with global citizens to investigate the outer edges of science and unconventional thinking and provide access through multi-media entertainment content and education. The Company’s headquarters are located in Encinitas, California.

TTS Academy is the parent company of To The Stars, Inc. “TTS Inc.”, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. To the Stars, Inc. has developed several branded media properties, which are included within the consolidated financial statements of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with the instructions to Form 1-SA. In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019. Notes to the unaudited interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the year ended December 31, 2018 have been omitted. This report should be read in conjunction with the audited financial statements and the footnotes thereto for the fiscal year ended December 31, 2018 included within the Company’s Form 1-A as filed with the Securities and Exchange Commission.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and has an accumulated deficit at June 30, 2019 of $47,577,116.

During the next twelve months, the Company intends to fund its operations through the continued sale of common stock to third parties through its second Regulation A Offering and other means of financing as available. The Company’s first Regulation A Offering expired in September 2018.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Academy of Arts and Science Inc. and its subsidiaries To The Stars, Inc., Poet Productions, LLC (a California LLC) and Love Movie, LLC (a California LLC) for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. As of June 30, 2019 and December 31, 2018, the reserve was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the six months ended June 30, 2019 and 2018, there was no impairment of prepublication costs.

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. As of June 30, 2019 and December 31, 2018, royalty advances recorded within other current assets in the accompanying consolidated balance sheets were $168,588 and $158,520, respectively. During the six months ended June 30, 2019 and 2018, there were no reserves recorded against royalty advances.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Deferred Rent

The Company accounts for lease rentals that have escalating rents on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. As of June 30, 2019 and December 31, 2018, the Company's liability related to such was $38,563 and $35,236, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets.

Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Revenue is recognized from the Company's in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis

Cost of Revenues

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which don't meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $17,712 and $22,784 for the six months ended June 30, 2019 and 2018, respectively.

Stock-Based Compensation

The Company uses ASC 718 and ASC 505 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. For employees, the Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods. For non-employees, the stock-based awards are valued at the value of the stock award on the date the commitment for performance has been reached or their performance is complete.

On April 16, 2019, and with the exception of shares of class A common stock (“Common Stock”) held by persons who acquired securities under the Company’s offering pursuant to Regulation A of the Securities Act of 1933 in 2017-2018 (“Reg A Purchasers”), the Board approved a reduction in the number of outstanding shares of Common Stock and shares of Common Stock subject to options to allow for more of the currently authorized shares of capital stock to be available to be sold to potential investors. Excluding the Reg A Purchasers, the stockholders of the Company executed the Rescission and Relinquishment Agreement (Stockholders) dated April 17, 2019 thereby reducing the number of outstanding shares of Common Stock. Outstanding shares as of June 30, 2019 were 12,891,632.

Holders of shares of Common Stock subject to options executed the Rescission and Relinquishment Agreement (Optionholders) dated April 18, 2019 thereby reducing the number of vested and non-vested shares of Common Stock subject to options. On April 23, 2019, the Board approved the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”) to revise the number of shares of Common Stock reserved for issuance, consistent with the share reduction transactions. These transactions will impact the items discussed in Note 7 – Stockholders’ Deficit in 2019, particularly the Black-Scholes option pricing model, which will see a significant reduction in the Stockholders’ Deficit in 2019.

On April 24, 2019, the Board approved issuances of option shares to employees, directors, consultants and independent advisors. The issuance of new option shares will impact the items discussed in Note 7 – Stockholders’ Deficit in 2019.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Income Taxes

The Company applies ASC 740 Income Taxes.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Revenues and Accounts Receivable

The Company has a concentration risk from a third-party provider which accumulates revenues and royalties due to the Company primarily through digital sales of the Company music products and then remits the monies collected to the Company. These revenues represent approximately 11% and 16% of total revenues for the six months ended June 30, 2019 and 2018. As of June 30, 2019 and December 31, 2018, accounts receivable from this third party represented 0% and 68% of accounts receivable, respectively.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, related party notes payable, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the exercise of options. As of June 30, 2019 and 2018, the effect of dilutive securities was anti-dilutive and thus is not included.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures.

The FASB Board issues ASU’s to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 4 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Furniture and fixtures	$51,282	$51,282
Machinery and equipment	162,088	162,088
Leasehold improvements	372,537	372,537
Total property and equipment	585,907	585,907
Less accumulated depreciation	(365,809)	(326,783)
	$220,098	$259,124

Depreciation expense for the six months ended June 30, 2019 and 2018 was $39,026 and $39,246 respectively.

Media assets consisted of the following at June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Music	$317,825	$317,825
Books and other media	373,836	366,295
Website development and content	180,577	180,578
Total media assets	872,238	864,698
Less accumulated amortization	(709,237)	(665,033)
	$163,001	$199,665

Amortization expense for the six months ended June 30, 2019 and 2018 was $44,206 and $65,790, respectively.

NOTE 5 – BORROWINGS

Short-term Loans and Advances

During the six months ended June 30, 2019, the Company obtained several short-term merchant loans that totaled $237,091 with several lenders to be used to fund operations. These loans included origination fees totaling $10,170, ranging from 5% to 10%, of the amounts advanced. These loans are secured by expected future sales transactions of the Company. During the six months ended June 30, 2019, the Company made payments of the origination fees and loan principal totaling $165,930. At June 30, 2019 and December 31, 2018, the amounts owed under these arrangements was $168,935 and $87,604, respectively. These loans contain various financial and non-financial covenants. As of June 30, 2019 and December 31, 2018, the Company was in compliance with these covenants.

Capital Leases

During 2015, the Company entered into two leases for camera equipment. The leases were considered to be capital leases, thus $102,759 representing the cost of cameras, was recorded as an asset. The leases are payable in monthly payments ranging from $1,344 to $1,362 and have imputed interest rates ranging from 11.14% to 14.52%, and are secured by the equipment being leased. The leases expire at dates ranging from June 9, 2019 to July 9, 2019. As of June 30, 2019 and December 31, 2018, the balance outstanding was $0 and $11,056, respectively. Camera equipment is paid in full as of June 30, 2019 and owned by the Company.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases

There have been no changes to the Company’s office lease during the six months ended June 30, 2019.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay related product. Such commitments generally become due only upon delivery and Company acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

NOTE 7 – STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of June 30, 2019 and December 31, 2018, there were 12,891,632 and 70,544,879 shares of Class A common stock outstanding, respectively.

During 2017, the Company completed the filing of its Regulation A offering (the “Offering”) to raise additional capital to fund ongoing operations. The Company raised approximately $1,370,000 under this Offering, receiving proceeds net of offering costs of approximately $1,172,000 during the 2018 year. Offering costs incurred by the Company were approximately $199,000 and $244,000 during the years ended December 31, 2018 and 2017, respectively. In conjunction with this Offering, 274,046 new shares of Class A common stock were issued to investors during 2018. Subsequent to June 30, 2019, the Company commenced a second Regulation A Offering to raise additional capital to fund ongoing operations.

The Company is authorized to issue 9,000 shares of Class B common stock. As of June 30, 2019 and December 31, 2018, there were 1,434 and 5,400 shares of Class B common stock outstanding, respectively.

On April 16, 2019, and with the exception of shares of class A common stock (“Common Stock”) held by persons who acquired securities under the Company’s offering pursuant to Regulation A of the Securities Act of 1933 in 2017-2018 (“Reg A Purchasers”), the Board approved a reduction in the number of outstanding shares of Common Stock and shares of Common Stock subject to options to allow for more of the currently authorized shares of capital stock to be available to be sold to potential investors. Excluding the Reg A Purchasers, the stockholders of the Company executed the Rescission and Relinquishment Agreement (Stockholders) dated April 17, 2019 thereby reducing the number of outstanding shares of Common Stock. Outstanding shares as of June 30, 2019 were 12, 570,676.

On May 14, 2019, The Company has committed to issue 300,000 shares of Class A common stock to Christopher Mizer, a board member and 300,000 shares of Class A common stock to Steve Scholl, an advisor. 200,000 shares issued on the first closing dated May 14, 2019. 200,000 to be issued six months after the first closing. The remaining 200,000 to be issued six months after the second closing. Stock compensation for the six months ending June 30, 2019 was $1,166,667. As of June 30, 2019, total unrecognized stock compensation expense related to unvested restricted stock was $1,833,333 which will be recognized as restricted stock compensation expense over the remaining vesting term. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of June 30, 2019 and December 31, 2018.

Contributed Capital

On March 31, 2019 and with an effective date thereto (the “Effective Date”), the Company and the Shareholder entered into a debt forgiveness agreement (“Debt Forgiveness”) whereby the Shareholder has forgiven the entire principal balance of $600,000 owing under the Note in addition to all of the related accrued interest then owing of $79,123. This has resulted in a total amount of $679,123 of monies owed to the Shareholder as of the Effective Date being forgiven, treated as contributed capital and reclassified to additional paid-in-capital as of that date. As the result of this Debt Forgiveness, as of December 31, 2018, the Company has reflected all amounts owing under the Note, consisting of $600,000 in principal and $79,123 of accrued interest, as long-term liabilities in Amounts Due Related Party in the accompanying consolidated balance sheets.

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Plan”). Under the terms of the Plan, the Company is authorized to issue 17,500,000 shares of Class A common stock. Awards under the plan can be in the form of options, awards and restricted stock units. The persons eligible to participate in the Plan are the Company’s employees, directors, consultants and independent advisors. Options are designated as either an incentive option or non-statutory option and may only be granted to employees. As of December 31, 2018 there were 7,000,000 shares available for issuance under the Plan.

The Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

Expected life (years)	5.00 – 6.08
Risk-free interest rate	1.71-1.83%
Expected volatility	75.0%
Annual dividend yield	0.0%

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

In June 2017, the Company granted stock options to purchase 9,000,000 shares of Class A common stock, of which 3,500,000 vested immediately upon issuance. During August 2018, 1,000,000 of the previously issued stock options were forfeited. The remainder vest over a period of 36 to 48 months. Each option had a life of ten years and an exercise price of $0.003 per share. The Company recognized stock compensation expense of $1,666,667 and $3,750,000 during the six months ended June 30, 2019 and 2018.

In June 2017, the Company also granted 2,500,000 restricted stock units under the Plan, of which 1,250,000 vested immediately upon issuance. The remainder vest over 36 months. The restricted stock units were granted to a non-employee advisory board member. The Company recognized restricted stock compensation expense of $607,274 and $1,041,042 during the six months ended June 30, 2019 and 2018.

On April 16, 2019, holders of shares of Common Stock subject to options executed the Rescission and Relinquishment Agreement (Optionholders) dated April 18, 2019 thereby reducing the number of vested and non-vested shares of Common Stock subject to options. As a result, 6,516,467 options were relinquished by these Optionholders. Retained options totaling 1,212,700 are considered fully vested and the Company does not expect to record any future options.

On April 24, 2019, the Board approved the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”) to revise the number of shares of Common Stock reserved for issuance, consistent with the share reduction transactions. Subsequently, the Company granted stock options to purchase 555,780 shares of Class A common stock of which 221,118 shares vested immediately upon issuance. The remainder vest over a period of 36 months. During the six months ending June 30, 2019 the Company recorded stock compensation expense of $1,198,401. As of June 30, 2019, total unrecognized stock compensation expense related to unvested options was $1,577,789 which will be recognized as restricted stock compensation expense over the remaining vesting term. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures

NOTE 8 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2017, the company received advances of monies totaling $511,414 (the “Advances”) from Our Two Dogs, Inc. (“OTD”), an entity owned by Tom DeLonge, for working capital needs. The Advances didn't bear interest and were due on demand. During 2017, at OTD’s election, $463,414 of the Advances were treated as contributed capital and reclassified to additional paid-in-capital. During the six months ended June 30, 2019, an additional $21,739 in monies were advanced to the company under the same terms. As of June 30, 2019 and December 31, 2018 amounts owing to OTD under this arrangement were $91,524 and $69,785, respectively.

During 2016, the Company and the Shareholder entered into a note agreement (the “Note”) for $300,000 of funds loaned by the Shareholder to the Company during the 2016 year. During 2017, the Note was amended to increase the loan amount to a total of $600,000, with the Shareholder providing the additional $300,000 of funds to the Company over the course of the 2017 year. In April 2018, and with an effective date as of December 31, 2017, the Note with the Shareholder was further amended to extend the maturity date to December 31, 2019. The Note, as amended, bears interest at 6% per annum and the Shareholder can require the Note to be repaid prior to the maturity date in amount equal to 10% of the net proceeds from any third-party debt or equity financing. As of December 31, 2018 and 2017, within amounts due related party on the accompanying consolidated balance sheet, was accrued interest of $79,123 and $43,123, respectively due under then Note. As of December 31, 2018 and 2017, the principal balance outstanding of the Note was $600,000.

On March 31, 2019 and with an effective date thereto (the “Effective Date”), the Company and the Shareholder entered into a debt forgiveness agreement (“Debt Forgiveness”) whereby the Shareholder has forgiven the entire principal balance of $600,000 owing under the Note in addition to all of the related accrued interest then owing of $79,123. This has resulted in a total amount of $679,123 of monies owed to the Shareholder as of the Effective Date being forgiven, treated as contributed capital and reclassified to additional paid-in-capital as of that date. As the result of this Debt Forgiveness, as of December 31, 2018, the Company has reflected all amounts owing under the Note, consisting of $600,000 in principal and $79,123 of accrued interest, as long-term liabilities in Amounts Due Related Party in the accompanying consolidated balance sheets.

On April 26, 2017, the Company entered into a Licensing Agreement with Thomas DeLonge and Mr. DeLonge’s affiliated entities Mr. Handsome, LLC and Good in Bed Music, ASCAP (the “DeLonge Entities”), memorializing a verbal license the DeLonge Entities had with the Company and its subsidiaries since 2011 for the use of certain intellectual property rights, in particular Mr. DeLonge’s legal and professional name and likeness, trademarks and copyrights (including master recordings) relating to Mr. DeLonge and the musical band professionally known as Angels and Airwaves.  Under the terms of this Agreement, the Company is obligated to pay the DeLonge Entities a royalty on gross sales ranging from 0.5% – 15% depending on the product category, with a minimum royalty guarantee of $100,000 each calendar year.   Royalties of $50,000 were due the DeLonge Entities under this Agreement for each six-month period ended June 30 2019 and 2018, and was recorded by the Company as a cost of revenues.

Collectively, monies due the Shareholder under related party transactions totaled $847,335 and $1,288,148 as of June 30, 2019 and December 31, 2018, respectively.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2019 through September 23, 2019, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation (2)
2.4	Amended and Restated Bylaws (3)
3	Stockholders Agreement (4)
4	Form of Subscription Agreement (5)
6.1	Licensing Agreement dated April 26, 2017 (6)
6.2	Contribution Agreement dated April 27, 2017 (7)
6.3	Contribution Agreement dated June 1, 2017 (8)
6.4	Copyright Assignment dated March 31, 2017 (9)
6.5	Intellectual Property Transfer Agreement dated March 31, 2017 (10)
6.6	2017 Stock Incentive Plan (11)
6.7	Notice of Grant of Stock Option (12)
6.8	Lock-Up Agreement (13)
6.9	Loan Agreement dated April 26, 2017 (14)
6.10	First Amendment to Loan Agreement dated August 10, 2017 (15)
6.11	Second Amendment to Loan Agreement dated April 19, 2018 (16)
6.12	Beamed Energy Launch System Program Planning Project Statement of Work (17)
6.13	Materials Study – Set A Program Statement of Work (18)
6.14	Secured Promissory Note (19)
6.15	Debt Forgiveness Agreement dated March 31, 2019 (20)
6.16	Loan Agreement dated March 31, 2019 (21)
6.17	Rescission and Relinquishment Agreement (Stockholders) dated April 17, 2019 (22)
6.18	Rescission and Relinquishment Agreement (Options) dated April 18, 2019 (23)
6.19	Amended and Restated 2017 Stock Incentive Plan (24)
6.20	Independent Director Agreement dated May 14, 2019 (25)
6.21	Subscription Agreement dated May 14, 2019 (26)
6.22	Asset Purchase Agreement dated July 15, 2019
6.23	Consulting Agreement dated August 2, 2019
8	Form of Escrow Services Agreement (27)
11	Consent of Independent Auditor (28)

(1) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename3.htm)

(2) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-10946 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420419029517/tv522799_ex2-3.htm)

(3) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-10946 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420419029517/tv522799_ex2-4.htm)

(4) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename5.htm)

(5) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10946 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420419006365/tv509356_ex4.htm)

(6) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename7.htm)

(7) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename8.htm)

(8) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename9.htm)

(9) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename10.htm)

(10) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename11.htm)

(11) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10728 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename12.htm)

(12) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-7.htm)

(13) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-8.htm)

(14) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-9.htm)

(15) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-10.htm)

(16) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2017 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420418023727/tv492460_ex6-11.htm)

(17) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the semiannual period ended June 30, 2018 on Form 1-SA (Commission File No. 24R-00116 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420418050766/tv503167_ex6-12.htm)

(18) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the semiannual period ended June 30, 2018 on Form 1-SA (Commission File No. 24R-00116 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420418050766/tv503167_ex6-13.htm)

(19) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the semiannual period ended June 30, 2018 on Form 1-SA (Commission File No. 24R-00116 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420418050766/tv503167_ex6-14.htm)

(20) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2018 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420419022341/tv519688_ex6-15.htm)

(21) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2018 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420419022341/tv519688_ex6-16.htm)

(22) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2018 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420419022341/tv519688_ex6-17.htm)

(23) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2018 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420419022341/tv519688_ex6-18.htm)

(24) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Annual Report for the annual period ended December 31, 2018 on Form 1-K (Commission File No. 24R-00116 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420419022341/tv519688_ex6-19.htm)

(25) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-10946 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420419029517/tv522799_ex6-20.htm)

(26) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-10946 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420419029517/tv522799_ex6-21.htm)

(27) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-10946 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420419006365/tv509356_ex8.htm)

(28) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-10946 and incorporated herein by reference. Available at,

https://www.sec.gov/Archives/edgar/data/1710274/000114420419032124/tv523721_ex11.htm)

(29) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-10946 and incorporated herein by reference. Available at,
https://www.sec.gov/Archives/edgar/data/1710274/000114420419029517/tv522799_ex12.htm)

(30) Filed as an exhibit to the To The Stars Academy of Arts and Science Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-10946 and incorporated herein by reference. Available at,

https://www.sec.gov/Archives/edgar/data/1710274/000114420419032124/tv523721_ex13.htm)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

/s/ Thomas M. DeLonge
By Thomas M. DeLonge, Chief Executive Officer
Date: September 27, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Thomas M. DeLonge
Thomas M. DeLonge, Director, Chief Executive Officer, and President
Date: September 27, 2019

/s/ Louis Tommasino
Louis Tommasino, Chief Financial Officer and Principal Accounting Officer
Date: September 27, 2019

/s/ James Semivan
James Semivan, Director
Date: September 27, 2019

/s/ Harold Puthoff
Harold Puthoff, Director
Date: September 27, 2019

/s/ J. Christopher Mizer
J. Christopher Mizer, Director
Date: September 27, 2019